July 4, 2007



07025695

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention:    International Corporate Finance Office

Re:          Information Filing to the Stock Exchange of Thailand of Shin Satellite Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Satellite Public Company Limited (the "Company") (**File No. 82-4527**), the information described below is enclosed for your attention.

♦    **Stock Exchange of Thailand Filing,  SSA-CP 040/2007**

    Subject:    Report on the results of the exercise of warrants (ESOP Grant II, III, IV and V) in June
                 2007.

    Date:      July 3, 2007

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mr. Anan  Chatngoenngam
Compliance Manager
Shin Corporation Plc.

Enclosure

**PROCESSED**

**AUG 0 6 2007**

**THOMSON
FINANCIAL**

| RECEIPT COPY |
| --- |
| *Received by:* |
| *Date:* |



**Shin Satellite Public Company Limited**
(Company Registration No.163)  41/103 Rattanathibet Road, Nonthaburi 11000, THAILAND
Tel.(66)-2591-0736 to 49  Fax.(66)-2591-0705 to 6  www.thaicom.net



SSA-CP 040/2007

July 3, 2007

Subject: Report on the results of the exercise of warrants (ESOP Grant II, III, IV and V) in June 2007.

To:     The President
        The Stock Exchange of Thailand

Shin Satellite Public Company Limited (the "Company") issued and offered warrants to purchase the Company's ordinary shares ("Warrants") to directors and employees of the Company. The details of Warrants now are as follows;

| Details of ESOP | Grant II | Grant III | Grant IV | Grant IV |
|---|---|---|---|---|
| The number of warrants (units) | 4,400,100 | 5,894,200 | 7,562,100 | 10,033,800 |
| Issuing Date | May 30, 2003 | May 31, 2004 | May 31, 2005 | May 31, 2006 |
| Exercise Price (Baht/Share) | 6.279 | 13.913 | 16.441 | 11.87 |
| Exercise Ratio (warrant : ordinary share) | 1:204490 | 1:1.02245 | | 1:1 |
| Maturity of Warrants | 5 years from the issuing date | | | |

The Company would like to report the results of the exercise of warrant to purchase the Company's ordinary shares to directors and employees of the Company (ESOP Grant II, III, IV and V) in June 2007, as follows;

| Outstanding of ESOP | Grant II | Grant III | Grant IV | Grant V |
|---|---|---|---|---|
| No. of exercised warrants in this month (units) | 463,400 | - | - | - |
| No. of remaining unexercised warrants (units) | 2,017,300 | 5,894,200 | 7,562,100 | 10,033,800 |
| No. of shares derived from this exercise (shares) | 947,605 | - | - | - |
| No. of remaining shares reserved for warrants (shares) | 4,125,239 | 6,026,200 | 7,732,100 | 10,058,800 |

